IAMGOLD
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS POSITIVE ASSAY RESULTS FROM THE 2021 RESOURCE DELINEATION DRILLING ON THE GOSSELIN ZONE AND CONTINUES TO EXTEND THE MINERALIZED SYSTEM – CÔTÉ GOLD PROJECT, ONTARIO

Toronto, Ontario, September 21, 2021 – IAMGOLD Corporation ("IAMGOLD" or the "Company") is pleased to announce additional positive assay results from its delineation diamond drilling program at the Gosselin zone discovery, centered approximately 1.5 kilometres northeast of the Côté Gold construction project ("Côté Gold"). The Gosselin delineation drilling program is being undertaken as part of the Côté Gold 70:30 joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co., Ltd. ("SMM"). Côté Gold, located 175 km north of Sudbury, Ontario, Canada and 125 km southwest of Timmins, Ontario, Canada, is currently under construction with commercial production anticipated in the second half of 2023 (see news releases dated July 21, 2020 and August 4, 2021).

In March 2021, IAMGOLD reported the results of the remaining nine (9) diamond drill holes totaling 3,686 metres as part of the resource delineation drilling program completed in the fourth quarter of 2020 (see news release dated March 8, 2021).

IAMGOLD is now reporting assay results from an additional thirty one (31) diamond drill holes totaling 11,735 metres completed in 2021. Drill holes were completed from land-based drill platforms on the north and south shores of Three Ducks Lake, and also on lake ice and barge-based platforms directly on Three Ducks Lake.

The assay results reported herein are provided in Table 1, below, and include the following highlights (see plan map attached to this news release for drill hole locations – Figure 1):

- **Drill hole GOS21-66:** **242.0 metres grading 1.57 g/t Au**
  includes: 154.0 metres grading 2.31 g/t Au
  includes: 32.9 metres grading 6.00 g/t Au
- **Drill hole GOS21-76:** **151.5 metres grading 1.25 g/t Au**
- **Drill hole GOS21-80:** **48.5 metres grading 7.83 g/t Au**
  includes: 3.5 metres grading 96.1 g/t Au
- **Drill hole GOS21-81:** **430.5 metres grading 0.95 g/t Au**
  includes: 274.2 metres grading 1.31 g/t Au
- **Drill hole GOS21-86:** **393.0 metres grading 1.41 g/t Au**
- **Drill hole GOS21-88:** **220.0 metres grading 1.25 g/t Au**
  includes: 96.0 metres grading 2.10 g/t Au
- **Drill hole GOS21-92:** **304.3 metres grading 1.14 g/t Au**
- **Drill hole GOS21-93:** **350.0 metres grading 1.25 g/t Au**
  includes: 177.0 metres grading 1.91 g/t Au

Craig MacDougall, Executive Vice President, Growth for IAMGOLD, stated: "These additional drilling results continue to demonstrate the continuity and strength of this wide mineralized system. The Gosselin zone remains open to the northeast and southeast as well as at depth. I want to acknowledge the tremendous effort of our exploration team to safely complete this logistically challenging drilling campaign, as well as our core shack technicians who processed and prepared large numbers of core samples to facilitate a timely submission for analysis. Additionally I want to acknowledge the support of our assay laboratory partner to expedite the assaying of the drill core samples allowing for their inclusion in the drilling database to support the completion of a maiden resource estimate, which we expect to release in the fourth quarter of 2021."

The Gosselin zone discovery is located immediately northeast of the Côté Gold deposit, and is accessible by construction roads on the developing mine property. Diamond drilling to date has delineated wide intervals of low-grade Au mineralization extending from the Young-Shannon historical shaft in the west to the Gosselin zone in the east. This continuous zone of mineralization is herein referred to as the Gosselin zone.

The 2021 diamond drilling program continued to in-fill and delineate the Gosselin zone at a nominal drill hole spacing of approximately 70 metres, including the shallowest parts of the deposit under Three Ducks Lake and on the Young-Shannon peninsula. Two of the completed drill holes were oriented in the opposite direction from the regular drill pattern to cross-cut the central part of the Gosselin zone, providing additional information on the central breccia core of the deposit.

Diamond drilling data collected from this program, including oriented drill core, have been used in the creation of a robust geology model incorporating vein orientation and the observed associated structural controls. Results continue to demonstrate gold concentrations associated with two principal vein compositions, which have been modelled and used to underpin the deposit model to support the mineral resource estimate.

Drilling results to date confirm widespread Au mineralization which has now been defined over a strike length of 1,400 metres, width of 400 metres and a depth extent of 425 metres. The zone lies immediately northeast of the Côté Gold deposit outcropping below Three Ducks Lake, and remains open at depth, and along strike to the northeast and southeast.

Next Steps

The finalization of the deposit model and supporting drill hole database, including QA / QC validations have been completed and is now being used to support an initial resource estimate for the Gosselin zone, which is expected to be completed in the fourth quarter of 2021.

Drilling continues with additional in-fill drill holes in progress utilizing one barge-based drill rig on Three Ducks Lake and two land-based drill rigs on Young-Shannon peninsula, with the program expected to continue into late October of 2021.


GOSSELIN PROJECT
2021 Drilling Program
1:6,000
GOS21-92
304.4 m grading 1.14 g/t Au
GOS21-88
220.0 m grading 1.25 g/t Au
Incl. 96.0 m grading 2.10 g/t Au
GOS21-81
430.5 m grading 0.95 g/t Au
Incl. 274.2 m grading 1.31 g/t Au
GOS21-86
393.0m grading 1.41 g/t Au
GOS21-74
258.2 m grading 0.77 g/t Au
Incl. 170.4 m grading 0.97 g/t Au
GOS21-71
327.5 m grading 1.35 g/t Au
Incl. 1.0 m grading 239 g/t Au
GOS21-83
445.7 m grading 0.66 g/t Au
Incl. 167.0 m grading
1.06 g/t Au
Young-Shannon
Shaft
GOS21-80
48.5 m grading 7.83 g/t Au
Incl. 3.5 m grading 96.1 g/t Au
GOS21-66
242.0 m grading 1.57 g/t Au
Incl. 154.0 m grading 2.31 g/t Au
Incl. 32.92 m grading 6.00 g/t Au
GOS21-93
350.0 m grading 1.25 g/t Au
Incl. 177.0 m grading 1.91 g/t Au
Côté LOM Pit
GOS21-76
151.5 m grading 1.25 g/t Au
GOS21-79
91.8 m grading 1.57 g/t Au
44.0 m grading 1.52 g/t Au
LEGEND
2021 IAMGOLD drill holes
Previously reported drill holes
Historical drill holes
Lake
Estimated 0.5 g/t Au grade model
200 100 0 200 Meters

Figure 1 – Gosselin Drill Hole surface plan and highlighted 2021 assays


Longitudinal Section Looking North
Côté LOM Pit
Gosselin Zone
0.5 g/t Au
grade shell*
Open
Open
* 0.5 g/t Au grade shell (LeapFrog model) incorporates all gold assays in the Gosselin drill hole database as of August 11, 2021. The grade shell was constrained using structural controls derived from vein modelling.

Figure 2 – Longitudinal Section - Gosselin Zone. Drill hole traces with Au grades represent holes reported in this release

Hole No.	UTM NAD83 Zone17			AZ	DIP	EOH	From	To	Core Interval [1]	Au [2][3]
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
GOS21-63	430892	5267830	381	330	-64	258.00	No significant results			
GOS21-64	430952	5267845	382	328	-67	199.50	5.00	23.00	18.00	0.63
							109.00	141.00	32.00	0.79
GOS21-65	430931	5267695	381	329	-66	426.00	105.00	121.00	16.00	0.62
							185.30	376.00	190.70	0.43
GOS21-66	431352	5267683	381	330	-65	439.50	188.00	430.00	242.00	1.57
Including (3)							276.00	430.00	154.00	2.31
Including (3)							384.08	417.00	32.92	6.00
Including (3)							399.00	400.33	1.33	23.00
Including (3)							407.00	409.00	2.00	26.55
GOS21-67	431308	5267757	381	330	-65	162.00	113.00	162.00	49.00	1.21
GOS21-68	431023	5267546	381	330	-65	453.00	92.70	453.00	360.30	0.67
Including (3)							220.50	453.00	232.50	0.81
Including (3)							282.00	390.00	108.00	1.02
GOS21-69	431192	5267725	381	330	-60	343.50	93.15	343.50	250.35	0.79
Including (3)							168.00	342.00	174.00	0.97
Including (3)							231.00	232.05	1.05	23.60
Including (3)							325.93	326.78	0.85	14.10
GOS21-70	430840	5267488	383	330	-60	430.50	68.00	412.00	344.00	0.62
Including (3)							153.00	411.00	258.00	0.72
Including (3)							283.50	284.50	1.00	13.10
Including (3)							310.50	311.50	1.00	12.30
GOS21-71	430832	5267547	382	330	-60	424.50	97.00	424.50	327.50	1.35
Including (3)							97.00	213.70	116.70	0.72
Including (3)							234.50	235.50	1.00	239.00
GOS21-72	430724	5267462	389	315	-60	423.00	206.00	231.00	25.00	0.35
							259.00	285.45	26.45	0.58
							397.00	407.00	10.00	0.48
GOS21-73	430773	5267478	388	330	-60	349.50	67.00	91.00	24.00	0.43
GOS21-74	430780	5267581	385	335	-60	448.50	176.84	435.00	258.16	0.77
Including (3)							176.84	347.20	170.36	0.97
Including (3)							322.00	323.00	1.00	14.00
GOS21-75	430731	5267399	396	330	-60	424.50	73.00	151.00	78.00	0.42
							293.30	399.00	105.70	0.79
GOS21-76	430839	5267424	386	330	-60	455.00	60.00	72.80	12.80	0.51
							144.00	157.00	13.00	0.42
							217.05	293.32	76.27	0.48
							302.47	454.00	151.53	1.25
Including (3)							308.47	309.97	1.50	13.30
Including (3)							379.00	380.00	1.00	25.20
GOS21-77	430659	5267378	398	330	-60	109.50	No significant results			

Table 1 Gosselin Project Drilling Results - 2021 Drilling program

Table 1 Gosselin Project Drilling Results - 2021 Drilling program										
Hole No.	UTM NAD83 Zone17			AZ	DIP	EOH	From	To	Core Interval [1]	Au [2] [3]
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
GOS21-78	430610	5267440	390	330	-60	466.50	16.00	32.00	16.00	1.41
Including (3)							28.00	29.00	1.00	13.50
							260.00	291.50	31.50	0.36
							309.00	333.50	24.50	0.42
							387.00	455.50	68.50	0.53
GOS21-79	430659	5267378	398	317	-60	424.50	21.00	112.85	91.85	1.57
Including (3)							59.26	60.00	0.74	69.40
Including (3)							75.21	76.35	1.14	31.10
							138.00	182.00	44.00	1.52
Including (3)							144.00	144.94	0.94	21.70
Including (3)							162.50	163.00	0.50	26.00
							189.00	211.08	22.08	1.08
Including (3)							206.00	207.00	1.00	11.00
							343.00	379.00	36.00	0.46
GOS21-80	430578	5267387	396	330	-60	462.00	10.00	47.00	37.00	0.54
							85.00	133.50	48.50	7.83
Including (3)							130.00	133.50	3.50	96.11
							158.60	198.00	39.40	0.36
							270.00	281.00	11.00	1.36
							333.00	402.00	69.00	0.84
Including (3)							339.00	340.30	1.30	11.60
GOS21-81*	431308	5267757	381	330	-65	474.00	21.55	452.00	430.45	0.95
Including (3)							146.80	421.00	274.20	1.31
Including (3)							164.00	166.00	2.00	14.00
Including (3)							356.00	358.00	2.00	24.70
Including (3)							367.00	368.00	1.00	16.00
GOS21-82	430626	5267491	384	323	-59	441.00	267.00	275.75	8.75	1.58
							308.00	324.00	16.00	0.53
GOS21-83*	431406	5267758	381	330	-60	471.00	25.30	471.00	445.70	0.66
Including (3)							119.35	141.00	21.65	0.93
Including (3)							190.00	191.00	1.00	11.70
Including (3)							304.00	471.00	167.00	1.06
Including (3)							319.50	320.85	1.35	23.20
GOS21-84	430520	5267356	391	330	-60	424.87	22.00	60.00	38.00	0.43
Including (3)							254.00	317.00	63.00	0.77
Including (3)							302.00	303.00	1.00	19.50
GOS21-85	430887	5267828	382	330	-65	438.00	210.00	438.00	228.00	0.66
Including (3)							349.00	433.00	84.00	1.10
Including (3)							349.00	350.00	1.00	12.70
GOS21-86*	431077	5267810	381	78	-60	482.00	88.00	481.00	393.00	1.41
Including (3)							215.85	217.00	1.15	13.40
Including (3)							386.00	388.00	2.00	19.35
Including (3)							464.00	465.00	1.00	74.60
GOS21-87	430714	5267631	382	355	-50	436.50	No significant results			

Table 1 Gosselin Project Drilling Results - 2021 Drilling program									
Hole No.	UTM NAD83 Zone17			AZ	DIP	EOH	From	To	Core Interval [1]	Au [2] [3]
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
GOS21-88	431197	5268009	385	164	-49	432.00	207.00	427.00	220.00	1.25
Including (3)							272.00	368.00	96.00	2.10
Including (3)							291.00	292.00	1.00	30.60
Including (3)							301.11	302.05	0.94	10.30
GOS21-89*	431121	5267814	381	330	-65	36.00	19.70	36.00	16.30	2.26
Including (3)							22.00	23.00	1.00	16.80
GOS21-90*	431121	5267814	381	330	-65	441.00	20.40	51.00	30.60	1.06
							139.00	400.00	261.00	0.66
Including (3)							360.00	361.00	1.00	23.40
GOS21-91*	431065	5267618	382	327	-65	40.50	No significant results			
GOS21-92	431202	5268006	385	142	-55	528.13	223.70	528.13	304.43	1.14
Including (3)							255.50	256.00	0.50	25.10
Including (3)							264.00	264.90	0.90	10.40
Including (3)							266.00	267.00	1.00	27.00
Including (3)							440.00	441.00	1.00	18.80
Including (3)							483.79	485.00	1.21	13.90
GOS21-93*	431066	5267616	382	327	-65	390.00	40.00	390.00	350.00	1.25
Including (3)							192.00	369.00	177.00	1.91
Including (3)							197.00	198.00	1.00	10.20
Including (3)							212.00	213.00	1.00	24.80
Including (3)							242.60	244.00	1.40	11.10

Notes:
1. Insufficient drilling has been completed to accurately determine the Gosselin Zone orientation. Actual core widths are estimated at approximately 60 to 95% of the core interval.
2. Drill hole intercepts are calculated with a lower 0.30 g/t Au cut-off.
3. Assays are reported uncut but high grade sub-intervals are highlighted.

* BTW drill core. Core diameter is 42.0 mm

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The Qualified Person ("QP") responsible for the supervision of the preparation, verification and review of the technical information in this release is Al Smith, P. Geo, District Manager – Exploration for IAMGOLD in the Ontario Côte Gold District. He is considered a QP for the purposes of NI 43-101 with respect to the technical information being reported on.

The QP responsible for the planning, supervision and execution of the diamond drilling program is Brad McKinley, P. Geo, Senior Geologist for IAMGOLD in the Ontario Côte Gold District. The technical information has been included herein with the consent and prior review of the above noted QPs.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Executive Vice President, Growth for IAMGOLD. Mr. MacDougall is a QP as defined by NI 43-101.

The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from 0.5 to 1.5 metres in length depending on the geological observations. Samples were stored in sealed plastic bags and packed into fiber bags onto a pallet where they were shrink wrapped for transport. A formal chain-of-custody procedure was adopted for security of samples until their delivery at the laboratory.

Activation Laboratories Limited ("ACTLABS") of Timmins, Ontario, was utilized for assay analyses, performing crushing, pulverizing, and fire assay. ACTLABS completed the following laboratory procedure: samples are coarse crushed to 90% passing 2.0 mm screen (10 mesh screen), riffle split (250 gram) and (mild steel) to 95% passing 105µm. Cleaner sand is included. Samples were analyzed using a standard 30 gram fire assay (30 g aliquot) with an Atomic Absorption (AA) finish.

For samples that returned assay values over 3.0 grams per tonne (g/t), another cut is taken from the original pulp and fire assayed with a gravimetric finish. For samples showing visible gold (VG) or samples which have returned values greater than 5.0 g/t, these were re-analyzed by pulp metallic analysis.

IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

In accordance with recommendations from our on-going QA-QC program, additional check analyses are underway at ACTLABS.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "would", "continue", "expect", "expected", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "appear" "plan", "schedule", "guidance", "outlook", "potential", "plans", "targeted", "focused", or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, the failure to accurately estimate mineral resources or mineral reserves, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/ Annual Information Form on file with the United States Securities and Exchange Commission at https://www.sec.gov/edgar.shtml and Canadian securities regulatory authorities at www.sedar.com, which are incorporated herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines, construction, development, and exploration projects. The Company's operating mines include Westwood in Canada, Rosebel (including Saramacca) in Suriname and Essakane in Burkina Faso. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index[1].

1   Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Manager, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le https://www.iamgold.com/French/accueil/default.aspx.